Filed Pursuant to Rule 424(b)(2)

File No. 333-195697

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Medium Term Notes, Series N, Fixed Rate Notes	$2,100,000,000	99.893%	$2,097,753,000	$211,243.73

(1)	The total registration fee of $211,243.73 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 18 dated November 30, 2015

(to Prospectus Supplement dated May 30, 2014

and Prospectus dated May 5, 2014)

WELLS FARGO & COMPANY

Medium-Term Notes, Series N

Fixed Rate Notes

Aggregate Principal Amount Offered:	$2,100,000,000

Trade Date:	November 30, 2015

Original Issue Date (T+5):	December 7, 2015

Stated Maturity Date:

December 7, 2020; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Interest Rate:	2.55%

Interest Payment Dates:	Each June 7 and December 7, commencing June 7, 2016, and at maturity

Price to Public (Issue Price):	99.893%, plus accrued interest, if any, from December 7, 2015

Agent Discount (Gross Spread):	0.35%

All-in Price (Net of Agent Discount):	99.543%, plus accrued interest, if any, from December 7, 2015

Net Proceeds:	$2,090,403,000

Benchmark:	UST 1.625% due November 30, 2020

Benchmark Yield:	1.643%

Spread to Benchmark:	+93 basis points

Re-Offer Yield:	2.573%

Redemption:	The notes are not redeemable at the option of Wells Fargo & Company (the “Company”)

Listing:	None

Regulatory Developments:

The ultimate impact of the Board of Governors of the Federal Reserve System’s (the “Federal Reserve”) recently proposed rules requiring U.S. global systemically important banks (“U.S. G-SIBs”) to maintain minimum amounts of long-term debt meeting specified eligibility requirements is uncertain. On October 30,

2015, the Federal Reserve released for comment proposed rules (referred to as the “TLAC Rules”) that would require the eight U.S. G-SIBs, including the Company, among other things, to maintain minimum amounts of long-term debt (“LTD”) satisfying certain eligibility criteria commencing January 1, 2019. As proposed, the TLAC Rules would disqualify from eligible LTD, among other instruments, senior debt securities that permit acceleration for reasons other than insolvency or payment default, as well as structured notes and debt securities not governed by U.S. law. The currently outstanding senior LTD of U.S. G-SIBs, including the Company, typically permits acceleration for reasons other than insolvency or payment default and, as a result, none of such outstanding senior LTD, any subsequently issued senior LTD with similar terms, or the notes would qualify as eligible LTD under the proposed rules. The Federal Reserve has requested comment on whether currently outstanding instruments should be allowed to count as eligible LTD “despite containing features that would be prohibited under the proposal.” The steps that the U.S. G-SIBs, including the Company, may need to take to come into compliance with the final TLAC Rules, including the amount and form of LTD that must be refinanced or issued, will depend in substantial part on the ultimate eligibility requirements for senior LTD and any grandfathering provisions.

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$2,005,500,000

Agent (Co-Manager):	Danske Markets Inc.	52,500,000

Agents (Junior Co-Managers):	Blaylock Beal Van, LLC	10,500,000
	MFR Securities, Inc.	10,500,000
	Mischler Financial Group, Inc.	10,500,000
	Siebert Brandford Shank & Co., L.L.C.	10,500,000

	Total:	$2,100,000,000

Plan of Distribution:

On November 30, 2015, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.543%, plus accrued interest, if any, from December 7, 2015. The purchase price equals the issue price of 99.893% less a discount of 0.35% of the principal amount of the notes.

Certain U.S. Federal Income Tax Consequences:

Pursuant to published guidance by the IRS, withholding on gross proceeds will be delayed until January 1, 2019 rather than January 1, 2017. See “Certain U.S. Federal Income Tax Considerations—Legislation Affecting the Taxation of Debt Securities, Common Stock and Preferred Stock Held by or through Foreign Entities” in the accompanying prospectus for additional information.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

EU Directive on the Taxation of Savings Income:

This section supplements the disclosure in the section “EU Directive on the Taxation of Savings Income” in the accompanying prospectus. On November 10, 2015, the Council of the European Union adopted a Council Directive repealing the Directive from January 1, 2017, in the case of Austria and from January 1, 2016, in the case of all other EU Member States (subject to on-going requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, and accounting for withholding taxes on, payments made before those dates). The repeal is meant to prevent overlap between the Directive and a new automatic exchange of information regime to be implemented under Council Directive 2011/16/EU on Administrative Cooperation in the field of Taxation (as amended by Council Directive 2014/107/EU). The new regime under Council Directive 2011/16/EU (as amended) is in accordance with the Global Standard released by the Organization for Economic Co-operation and Development in July 2014. Council Directive 2011/16/EU (as amended) is generally broader in scope than the Directive, although it does not impose withholding taxes.

CUSIP:	94974BGR5

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